June 20, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Kari Jin Kathleen Collins

Re:	Document Security Systems, Inc. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2007 Filed March 17, 2008

Dear Staff:

On behalf of Document Security Systems, Inc., this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced annual report (the “Filing”), which were included in the Staff’s letter dated June 6, 2008 (the “Staff Letter”).

In this letter, we have reproduced your comments and have followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References in the responses to “we,” “our,” “Company” or “us” mean Document Security Systems, Inc.

Consolidated Statements of Operations, page F-4

1. We note your response to our prior comment 2 with regards to your reasons for not classifying amortization of patent costs in cost of revenues. Your response, however, did not address why you believe the amortization of certain other intangibles, particularly your royalty rights and barcode technology license agreement, would not be considered cost of revenues. Tell us why you believe that classification of such amounts in operating expenses is appropriate and specifically tell us how you considered the guidance in Question 17 to SFAS 86 Staff Implementation Guide by analogy. Also, tell us the gross carrying value of the bar code technology that is included in other intangibles.

Response:

The Company acknowledges that our response did not specifically address our intangible assets of royalty rights and barcode technology license agreements. As of December 31, 2007, the Company’s royalty rights had a net carrying value of $18,000 and $4,500 of amortization per fiscal quarter, which the Company did not consider material for the purposes of our prior comment, or for separate identification in the financial statements. However, the Company acknowledges that under the guidance of Topic 11- B, the Company’s amortization of its royalty rights could be considered a direct cost of the Company’s royalty revenue and would classify as such if considered material. The Company’s barcode license is for US rights to barcode technology for the application of GSDATA1, a new global standard adopted for 2009 for barcodes that can hold significantly larger amounts of information. The Company expects that the adoption of this technology by global supply companies will lead to a significant industry upgrade cycle of barcode and related equipment and software in late 2008 and 2009. The Company is currently developing products that integrate this barcode technology with its document security technologies and is identifying a marketing strategy to address this potential market. The Company has not sold any products that utilize the barcode technology to date. Based on the guidance of Topic 11-B, the Company expects that if the Company can bring this technology to market, then the amortization of its barcode technology license could be considered a direct cost of this revenue. As of December 31, 2007, the gross carrying value of this license was $521,000, a net carrying value of $465,000 and generates approximately $26,000 in amortization expense per fiscal quarter.

2. We note your responses to our prior comment 3 where you indicate that the Company considered Rule 5-03(b) of Regulation S-X and concluded that there are no direct costs associated with royalty revenues. In the future, please include a discussion in MD&A of the reasons why there are no costs associated with your royalty revenues to enable an investor to better understand the Company’s results of operation and current presentation in the statement of Operations. We refer you to Item 303 of Regulation S-K and SEC Release 33-8350.

Response:

The Company will include discussion in the MD&A on direct costs, or lack thereof, associated with its royalty revenues in its future filings.

3. We note your response to our prior comment 4 where you indicate that the Company capitalizes legal expenses from your patent infringement and related litigations based on the guidance in TPA 2260.03. Please explain in greater detail how you overcame the concept of the TPA and paragraph 247 of Concepts Statement No. 6 that these costs are costs of successfully defending the Company’s patent. In this regard, we note from page 7 of your response that prior to the trial stage, the Company assumes a probability factor of less than 50% and when a case reaches the trial stage, the Company places a probability factor of winning the trial at 50%. We also note your statement that losses in invalidity cases in additional member nations may cause the overall potential infringement proceeds of the ECB litigation (assessed at no more than 50% probability of success) to be reduced to a level that will result in a potential impairment. It is unclear how your assessments of probability factors of 50% or less at various stages throughout the process would lead the Company to conclude that you will successfully defend the patents and therefore should be capitalizing your patent defense costs. Please provide further analysis to support your conclusions.

Response:

The Company’s underlying basis for capitalizing its legal defense costs is our expectation that our patent infringement suit against the European Central Bank (the “ECB Litigation”) will be successful. We would not pursue such an expensive or time consuming undertaking unless we had a strong basis for success in our case. Prior to filing the ECB Litigation, the Company consulted extensively with legal counsel and performed extensive due diligence with our legal counsel for approximately one year to analyze the merits of our patent infringement case, and only after these efforts did we take their recommendation to proceed with the ECB Litigation . The Company continues to believe strongly that it will be successful in proving that its patents were infringed upon by the ECB and, as a result, will receive court-ordered damages. As a result, we feel that the criteria for capitalizing patent defense costs presented in TPA 2260.03 and Concepts Statement No. 6 has been met. In our previous response to Question 4, a 50% probability factor was discussed in context to our discussion of the methodology of our impairment testing. We use probability factors in our impairment test to account for unknown variables that affect the assumptions used in both our discounted and undiscounted cash flow analysis. In the ECB Litigation, the timing of the potential proceeds and the amount of the potential proceeds are the primary estimates used in the Company’s impairment test. As the ECB Litigation progresses and certain milestones are successfully met, the accuracy of these estimates increases, and therefore, under the Company’s methodology, the probability factor increases. The Company believes that it has used conservative probability factors to date in its estimates of impairment given the high degree of uncertainty surrounding estimates involved in calculating the future cash flows in the analysis. As the ECB Litigation reaches trial stage, the Company will be able have a much higher degree of confidence of the timing and the potential amount of the proceeds from the ECB Litigation. At that point, the Company will increase the probability factors used in its impairment analysis to take into account the higher degree of confidence in its estimates. In addition, as discussed in the our previous response, for impairment testing, the Company reduces the overall potential damages proceeds in the ECB Litigation by the percentage of total Euro banknote circulation estimated by the Company in the country for which it receives an adverse patent validity ruling. Thus, for the purposes of impairment testing, the Company determines whether the potential proceeds from successful rulings in all of the countries for which its patent has been held as valid is greater than the aggregate of the capitalized costs.

As stated above, the Company believes very strongly that it will be able to prove that its patented technology has been infringed and will be successful in the ECB Litigation. However, the Company does not know the amount of damages that it will be able to recover in the ECB Litigation. Thus, the Company could be successful in its lawsuit, but recover damages that are less than the legal costs expended on the case. As a result, the Company believes that it should capitalize its legal defense costs as long as the Company believes, based on the available evidence, that its case will be successful. Furthermore, the Company should continuously assess the recoverability of capitalized legal defense costs under the guidance of FAS 144 as new developments in case occur.

4. In addition, we note that in the first quarter of fiscal 2008, the Company wrote-off capitalized legal costs of $292,000 associated with the unsuccessful UK appeal. Please explain further why the impairment charge was limited to the costs incurred for the appeal of the UK validation claim. If the Company has received a final ruling from the UK courts with regards to the validity of your patent then it is unclear to the Staff why all costs incurred with regards to your UK litigation were not considered impaired. Please explain further. Also, please provide a breakdown of the total capitalized patent defense costs by jurisdiction (ie: UK, France, Germany, etc.) and tell us the amount of additional costs capitalized during the quarter ended March 31, 2008 and the costs capitalized from the quarter-end through the date of your response.

Response:

	December 31, 2007	Additions	March 31, 2008	Additions	June 10, 2008
Infringement:
General	775,836	-	775,836	-	775,836
Germany	87,299	129,749	217,048	16,663	233,711
Invalidity:
Austria	2,943	-	2,943	6,343	9,286
Belgium	188,123	-	188,123	-	188,123
Dutch	115,886	76,742	192,628	2,172	194,800
French	187,027	-	187,027	-	187,027
Germany	235,799	-	235,799	-	235,799
Italy	161,380	4,940	166,320	(4,343)	161,977
Luxembourg	29,008	-	29,008	-	29,008
Spain	59,415	2,042	61,457	2,448	63,905
UK	1,508,375	-	1,508,375	-	1,508,375
Experts, Other	309,926	-	309,926	3,700	313,626
Total	3,661,017	213,473	3,874,490	26,983	3,901,473

As discussed in our previous response, the Company believes that the ECB Litigation, including the related validity litigations, is unique due to the fact that essentially the same case must be heard in nine different member nation courts within the European Union (“EU”). While the Company was granted an EU patent, there is no centralized system of patent enforcement in the EU. Despite the unique circumstances of the EU Patent system, it is the Company’s belief that the underlying economics of our case are similar to typical patent infringement cases brought in the US, in which both the infringement and related invalidity cases are considered one course of action. As displayed in the chart above, the Company has incurred various levels of expenses in each jurisdiction of the case. The costs assigned to the UK have been the largest primarily due to the fact that it was the first trial and thus, it was the case that incurred the bulk of the legal expense for the development of the core legal arguments that are used throughout the cases in all of the other jurisdictions. In addition, the Company negotiated a billing cap of $1,200,000, which the Company paid in shares of its Common Stock, with it lead counsel for costs associated with the various patent validity jurisdictions with the understanding that the bulk of the legal fees associated with these cases in all of the jurisdictions would be incurred to prepare for the UK trial. Accordingly, management has considered the amounts incurred as a unified asset related to the defense of the patent.

As discussed in our previous response, the Company evaluated the effect of losing the UK patent validity case on the overall recoverability of its legal costs in its case against the ECB, and determined that the potential proceeds from a successful decision against the ECB in the remaining jurisdictions where the patent was still deemed valid, after subtracting the potential proceeds from the UK was still greater than the costs incurred to date in all of the jurisdictions. The Company capitalized costs associated directly with appeals to the extent there is an evident increase in the value of the patent. The UK appeal cost were written off upon the notification of the unsuccessful appeal decision.

5. Please update the Staff as to the status of your ECB litigations through the date of your response.

Response:

The following current status of the ECB Litigation is from the Company’s Form 10-Q for the fiscal quarter ended March 31, 2008, and has been updated for material events that have occurred since the filing of such Form 10-Q:

On August 1, 2005, we commenced a suit against the European Central Bank (“ECB”) alleging patent infringement by the ECB and claimed unspecified damages. We brought the suit in European Court of First Instance in Luxembourg. We alleged that all Euro banknotes in circulation infringe our European Patent 0 455 750B1 (the “Patent”), which covers a method of incorporating an anti-counterfeiting feature into banknotes or similar security documents to protect against forgeries by digital scanning and copying devices. The Court of First Instance ruled on September 5, 2007 that it does not have jurisdiction to rule on the patent infringement claim, and also ruled that we will be required to pay attorneys and court fees of the ECB. The ECB have claimed attorneys and court fees in the amount of Euro 93,752 ($140,000), which, will be subject to an assessment procedure that will not likely be concluded earlier than the middle of 2008, which the Company will accrue as soon as the assessed amount, if any, is estimatable.

On March 24, 2006, we received notice that the ECB filed a separate claim in the United Kingdom and Luxembourg courts seeking the invalidation of the Patent. Claims to invalidity in each of the Netherlands, Belgium, Italy, France, Spain, Germany and Austria were subsequently served on the Company. On March 26, 2007, the High Court of Justice, Chancery Division, Patents Court in London, England (the “English Court”) ruled that the Patent was deemed invalid in the United Kingdom, and on March 19, 2008 this decision was upheld on appeal. The English Courts’ decision does not affect the validity of the Patent in other European countries. As a result of the English Court’s ruling, the Company was also required to pay a portion of the ECB’s legal costs associated with the English case. On March 30, 2007, the English Court awarded the ECB 30% of their costs of the initial trial, of which the Company paid 90,000 British pounds ($182,000) on April 19, 2007. In July 2007, the Company posted a bond of 87,500 British pounds ($177,000), as collateral for the appeal costs. On June 19, 2008, the Company paid £87,500 ($177,000) towards ECB’s costs of the English appeal. We expect that an additional approximately £90,000 ($182,000) will become payable by the Company for the costs of the initial trial, which is included in accrued expenses at March 31, 2008. The Company may also owe additional legal fees associated with the appeal decision, which, unless otherwise agreed by the parties, will be subject to an assessment procedure that will not likely be concluded earlier than the third quarter of 2008,which the Company will accrue as soon as the assessed amount, if any, is estimatable.

On March 27, 2007 the Bundespatentgericht of the Federal Republic of Germany ruled that the German part of the Patent was valid, having considered the English Court’s decision. As a result of this ruling, the Company expects to be awarded reimbursements for its costs associated with the German validity case, which is Euro 44,692 ($67,000) which the Company will record when the amount, if any, is received. The ECB has filed an appeal against that decision, which is not expected to be decided before the end of 2009. On January 9, 2008 the French Court held that the Patent was invalid in France for the same reasons given by the English Court. The Company is not required to pay attorneys fees of the ECB as a result of the French decision. The Company has filed an appeal of the French decision. On March 12, 2008 the Dutch Court, having considered the English, German and French decisions, ruled that the Patent is valid in the Netherlands. The ECB filed an appeal against the Dutch decision on March 27, 2008.

The ECB has twice withdrawn its case in Luxembourg due to procedural irregularities. There are currently no proceedings in Luxembourg.

The Patent has thus been confirmed to be valid and enforceable in two jurisdictions (Germany and the Netherlands) that use the Euro as its national currency. A validity trial was held in Spain in early June 2008 with an additional summary hearing scheduled for July 2008. The Spanish court’s decision on the validity of the Patent is expected in the fourth quarter of 2008. Additional trials on the validity of the Patent are expected in Austria, Italy and Belgium in the second half of 2008 and 2009.

****

Thank you for your assistance in this matter. Please feel free to call me at (585) 325-3610 if you have any questions about this matter.

Respectfully submitted,

DOCUMENT SECURITY SYSTEMS, INC.

By:	/s/ Patrick White
Patrick White
Chief Executive Officer